UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

EXCERPT OF THE MINUTES OF BOARD OF DIRECTORS

MEETING HELD ON JULY 26th, 2016

On July 26th, 2016, at 10 a.m., at Banco Santander (Brasil) S.A. (“Company” or “Santander”) headquartes and by videoconference, the Board of Directors have met, with the attendance of the majority of its members, to take resolutions on the following Agenda (…) III. BRGAAP, IFRS and Prudential Consolidated Financial Statements of Santander on the 2Q16 (approval); (…) In attention to item 3 the Board of Directors, unanimously, approved the Company Consolidated Interim Financial Statements regarding the 2ndquarter ended June 30th, 2016, prepared in accordance with the Brazilian accounting practices established by the Brazilian Corporations Law, the standards of the Brazilian National Monetary Council and the Brazilian Central Bank, the template for the Accounting Plan of National Financial System Institutions (COSIF), and other applicable laws and regulations, and the Consolidated Interim Financial Statements prepared in accordance with the International Financial Reporting Standards (IFRS) as provided by the International Accounting Standards Board (IASB) and the Consolidated Financial Statements of the Conglomerate Prudential including companies that are within the scope of Resolution # 4.280 of October 31, 2013 of the National Monetary Council and Circular #  3.701 of March 13, 2014 of the Brazilian Central Bank.

It was registered that (i) PricewaterhouseCoopers Auditores Independentes, independent auditors for the Company issued an  unqualified report to  aforesaid Consolidated Interim Financial Statements which approval was also recommended by the Audit Committee, according to the meeting held on July 21, 2016; and (ii) the Board authorized the management to take all necessary measures to disclose the documents approved herein, upon remittance to the Comissão de Valores Mobiliários – CVM, to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias&Futuros and to the Securities and Exchange Commission – SEC and in www.ri.santander.com.br.

There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees.

São Paulo, July 26th, 2016.  Signatures: Mrs. Jesús María Zabalza Lotina – Chairman; Álvaro Antônio Cardoso de Souza, Celso Clemente Giacometti, Conrado Engel, José de Paiva Ferreira, José Maria Nus Badía, Marília Artimonte Rocca, Sergio Agapito Lires Rial and Viviane Senna Lalli – Directors.

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I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

                                                        Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 26, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicenti
Carlos Rey de Vicenti Vice - President Executive Officer